SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAR 2023 TRAFFIC GROWS 12%
TO 12.6M GUESTS

Ryanair Holdings plc today (Mon, 3 Apr) released Mar 2023 traffic stats as follows:

Month:	Mar 22	Mar 23	Change
Guests	11.2m*	12.6m	+12%
L. Fact	87%	93%	+6%

Ryanair operated over 71,350 flights in Mar 2023. *Mar 2022 traffic affected by the Ukraine invasion.

Rolling 12 Month:	Mar 22	Mar 23	Change
Guests	97.0m	168.6m	+74%
L. Fact	82%	93%	+11%

ENDS

For further info
please contact:                           Press Office                            Piaras Kelly
                                         Ryanair                                   Edelman Ireland
                                         Tel: +353-1-9451799            Tel: +353-1-6789333
                                         press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 3 April, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary